May 1, 2009

Via U.S. Mail and facsimile at 212-986-8866

Christopher P. Davis, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue
New York, New York 10176

Re: Enzon Pharmaceuticals, Inc. ("Enzon" or "the Company")
Preliminary Proxy Statement on Schedule 14A filed April 22, 2009
Filed by DellaCamera Capital Master Fund, Ltd., et al.
Additional Soliciting Materials filed pursuant to Rule 14a-12 on April 22 and
April 28, 2009 by DellaCamera Capital Master Fund, Ltd., et al.
File No. 000-12957

Dear Mr. Davis:

We have reviewed your filing and have the following comments. If you disagree, we will consider your explanation as to why one or more of our comments may be inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing your response, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable requirements, and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Please feel welcome to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

General

1. We note that you have created a box on the front cover page identifying this filing as a preliminary consent statement. Please note that the definition of proxy in Rule 14a-1(f) includes consents. Revise the front cover page to conform to that of form Schedule 14A. See Rule 14a-6(m) in Schedule 14A.

2. Revise the proxy statement and form of proxy to clearly mark them as "Preliminary Copies." Refer to Rule 14a-6(e)(1).

3. Please confirm that you will post your proxy materials on a specified, publicly-accessible Internet Web site (other than the Commission's EDGAR Web site) and

provide record holders with a notice informing them that the materials are available and explaining how to access those materials. Refer to Exchange Act Rule 14a-16 and Release 34-56135 available at http://www.sec.gov/rules/final/2007/34-56135.pdf.

4. Please include disclosure of any past circumstances in which your company has tried to affect change at Enzon, including, but not limited to, interactions with Enzon management, nominations to the board of directors, or shareholder proposals.

5. We note that you have made statements in your soliciting materials that appear to directly or indirectly impugn the character, integrity or personal reputation of Enzon's chief executive officer, or directly or indirectly make charges about him concerning improper, illegal or immoral conduct or associations, all without adequate factual foundation. The following problematic statements are representative of those that appear in your soliciting materials:

   - "…we believe that [Mr. Buchalter] is directly responsible for the massive destruction of shareholder value that has occurred over his nearly four and one-half year tenure with Enzon." (DFAN filed April 22, 2009);
   - "DellaCamera wants to empower other Enzon shareholders to free themselves from a chief executive who has been excessively enriched with a compensation package that bears no rational relation to performance." (DFAN filed April 22, 2009);
   - The reference to stockholders being able to "…pave the way for a new President and Chief Exective Officer who would be more committed to increasing stockholder value" by removing Mr. Buchalter (thereby implying that Mr. Buchalter has not focused on his fiduciary duties and on increasing value for stockholders) (PREC14A filed April 22, 2009);
   - The board replacing Mr. Buchalter "with an officer more committed and capable of delivering greater value to" stockholders (thereby implying that Mr. Buchalter has not been committed to increasing value for stockholders) (PREC14A filed April 22, 2009); and
   - "Mr. Buchalter presid[ing] over a number of failed initiatives." (PREC14A filed April 22, 2009)

   Please do not use these or similar statements in your soliciting materials without providing a proper factual foundation for the statements. In addition, as to matters for which you do have a proper factual foundation, please avoid making statements about those matters that go beyond the scope of what is reasonably supported by the factual foundation. Please note that characterizing a statement as your opinion or belief does not eliminate the need to provide a proper factual foundation for the statement; there must be a reasonable basis for each opinion or belief that you express. Please refer to Note (b) to Rule 14a-9.

Our Concerns, page 4

6. Please provide the basis for your statement that you, "believe that the potential intrinsic value of Enzon is far in excess of the Corporation's current stock price."

7. You indicate in this section that, "Mr. Buchalter has presided over a number of failed initiatives in the last year." However, filings by the company indicate that the company decided not to proceed with certain of these initiatives because of unfavorable external market conditions. Please provide support for your assertion that these initiatives failed because of the actions of the company or Mr. Buchalter.

Our Proposals, page 5

8. In general, beyond the specific concerns addressed by comments below, please revise your disclosure in the discussion of each proposal to include a discussion of both the positive and negative potential effects on existing security holders of the company.

Proposal 1 : Stockholder Authority to Remove the Corporation's Chief Executive Officer and/or President, page 5

9. Please revise your discussion of Proposal 1 to disclose that Mr. Buchalter's employment agreement states that his employment may be terminated with or without cause only by the Board upon 30 days prior written notice, and to disclose the potential consequences of approval of Proposal 1 including, but not limited to, a breach of contract claim by Mr. Buchalter.

10. Please clarify whether the removal of the sentence, "The removal of an officer without cause shall be without prejudice to his contract rights, if any" from Section 5.2 of the Bylaws is intended to allow the company to avoid any contractual obligations to Mr. Buchalter in the event Proposal 1 is approved. Also disclose any potential adverse effects the removal of such sentence might have on the Company's ability to attract qualified officers in the future.

Proposal 2: Removal of Jeffrey H. Buchalter as Officer, page 6

11. We note that you refer to the attached Schedule 1 for a discussion of the severance payments Mr. Buchalter is entitled to receive under his employment agreement should this Proposal 2 be approved. Please revise either your disclosure here, or in Schedule 1, to include quantitative disclosure, as included in Enzon's definitive proxy statement for its 2009 annual meeting of stockholders, of the benefits the company would be required to pay Mr. Buchalter under his employment agreement were he to be terminated without cause through approval of this proposal.

12. You state that, "By voting to remove Jeffrey H. Buchalter, stockholders would create a vacancy and allow for the Board to appoint a new Chief Executive Officer and President." Your disclosure also notes the risk that there can be no assurance that any successor to Mr. Buchalter, "would in fact be more committed to increasing stockholder value and/or making strategic decisions." Please expand your disclosure to include the risks the company faces in the interim period after removing the Chief Executive Officer and President but before a successor is appointed.

Consent Procedure Under Delaware Law, page 9

13. Disclose, if true, that all executed consents will be valid for 60 days or less. Also disclose the cut-off date for the submission of consents and/or how you intend to notify security holders of when the consent solicitation will expire.

Certain Additional Information Concerning the Participants in the Solicitation, page 11

14. You state here that, "Additional information concerning DellaCamera Master Fund and the other participants in the solicitation contemplated by this Consent Statement…is set forth below and on the Schedules attached hereto." However, there does not appear to be any further information concerning the participants in the remainder of the solicitation statement, or in the schedules thereto. Please clarify the intent of this statement.

Facts About Our Solicitation of Consents, page 11

15. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.

*   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the filing persons are in possession of all facts relating to the filing persons' disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each participant acknowledging that:

- the participant is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the participant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to Mike Rosenthall at 202.551.3674 or to me at 202.551.3444. You may also contact me via facsimile at 202.772.9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Perry J. Hindin
Special Counsel
Office of Mergers and
Acquisitions